EXHIBIT 99.1

Silver Elephant Announces Appointment of

Chief Financial Officer

Vancouver, British Columbia, June 21, 2022 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) is pleased to announce the appointment of Zula Kropivnitski (CPA, CGA and ACCA) as its Chief Financial Officer, replacing Irina Plavutska, who provided notice of her retirement. Ms. Plavutska will remain as a consultant to the Company and the Company would like to thank Ms. Plavutska for her eleven years of dedicated service.

Ms. Kropivnitski has over ten years of experience in financial reporting with public companies listed on Canadian and US stock exchanges in the resource and technology sectors. Notable positions include CFO with Abraplata Resource Corp. from 2016 to 2019, and Financial Controller with Sacre-Coeur Minerals Ltd. from 2008 to 2011. Ms. Kropivnitski received her Chartered Professional Accountant designation from the Certified General Accountants Association of British Columbia, Canada and later obtained her ACCA designation from the Association of Chartered Certified Accountants of UK.

Silver Elephant also announces the receipt of TSX approval for its request to extend its Annual General Meeting. The Company will hold its Annual General Meeting of Shareholders on August 11, 2022 at 9:30 a.m. PST.

About Silver Elephant

Silver Elephant Mining Corp. is a premier silver mining and exploration company which also owns 100% of Mega Thermal Coal Corp, and 39% of Battery Metals Royalties Corp.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101

info@silverelef.com / www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.